UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

GENENCOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024
(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

368709101
(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,563,604	$79,572

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,572	Filing Parties:	Danisco A/S, Danisco Holding USA Inc.,
			DH Subsidiary Inc. and A/S PSE 38 Nr. 2024
Form or Registration No.	SC TO	Date Filed:	February 15, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

CUSIP No. 368709101
1	NAME OF REPORTING PERSON: Danisco A/S I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 25,000,000 Shares
	8	SHARED VOTING POWER: 25,000,000 Shares
	9	SOLE DISPOSITIVE POWER: 25,000,000 Shares
	10	SHARED DISPOSITIVE POWER: 25,000,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 83.4%
14	TYPE OF REPORTING PERSON: CO

This Amendment Number 1 ("Amendment No. 1") amends and supplements (a) the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S ("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE 38 Nr. 2024 relating to the offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, and (b) the Statement on Schedule 13D filed by Danisco on February 7, 2005 as a result of the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman Chemical Company and Eastman Chemical Company Investments, Inc., relating to the purchase by Buyer of 25,000,000 Shares from Eastman Chemical Company Investments, Inc.

This Amendment No. 1 is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this Amendment No. 1 and not defined herein have the meanings given thereto in the Offer to Purchase.

Buyer is mailing to stockholders of the Issuer a Supplement to the Offer to Purchase, dated March 9, 2005 (the "Supplement"), which is being filed as Exhibit (a)(1)(vix) hereto.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase and the Supplement under the captions "Summary Term Sheet" and "Questions and Answers about the Tender Offer" is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	The information set forth in the Offer to Purchase and the Supplement under the captions "Introduction," "Special Factors — The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger," "The Tender Offer — Terms of the Offer," "The Tender Offer — Acceptance for Payment and Payment for Shares," "The Tender Offer — Procedure for Tendering Shares," "The Tender Offer — Withdrawal Rights" and "The Tender Offer — Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

ITEM 5	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Background of the Offer," "Special Factors — Security Ownership of Certain Beneficial Owners," "Special Factors — Related Party Transactions," "Special Factors — Interests of Certain Persons in the Offer" and in Annex A ("Directors and Executive Officers of the Bidder Group") thereto is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Background of the Offer," "Special Factors — Security Ownership of Certain Beneficial Owners," "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors — Transactions and Arrangements Concerning the Shares," and "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

ITEM 6	PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS

(a)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors — Certain Agreements Relating to the Offer and the Merger" and "Special Factors — The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

(c)(1)-(7)	The information set forth in the Offer to Purchase and the Supplement under the captions "Introduction," "Special Factors — Background of the Offer," "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors — Certain Agreements Relating to the Offer and the Merger," "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" and "The Tender Offer — Certain Effects on the Market for the Shares" is incorporated herein by reference.

ITEM 7	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

(a) and (b)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Source and Amount of Funds" is incorporated herein by reference.

(d)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Source and Amount of Funds" is incorporated herein by reference.

ITEM 8	INTEREST IN SECURITIES OF THE COMPANY

The information set forth in the Offer to Purchase and the Supplement under the "Introduction," "Special Factors — Background of the Offer," "Special Factors — Security Ownership of Certain Beneficial Owners," "Special Factors — Transactions and Arrangements Concerning the Shares," "Special Factors — Related Party Transactions," "Special Factors — Interests of Certain Persons in the Offer" and in Annex A ("Directors and Executive Officers of the Bidder Group") thereto is incorporated herein by reference.

ITEM 9	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Fees and Expenses" is incorporated herein by reference.

ITEM 11	ADDITIONAL INFORMATION

(a)(1)	The information set forth in the Offer to Purchase and the Supplement under the caption "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(a)(2)-(5)	On March 9, 2005, the plaintiffs and defendants in the Consolidated Delaware Action executed a memorandum of understanding that, subject to Chancery Court approval, will result in a dismissal with prejudice of all claims by the plaintiffs in the Consolidated Delaware Action. The memorandum of understanding provides for supplemental disclosures related to the Offer and the Merger (all of which are included in the Supplement filed herewith) requests that the Chancery Court certify (for settlement purposes only) a class of plaintiffs consisting of all record holders of Shares from January 26, 2005 through the effective time of the Merger (the "Class"), and contains a release of all claims by members of the Class asserted in the amended complaint in the Consolidated Delaware Action and related to the Acquisition Agreement, the Stock Purchase Agreement, the Tender Offer, the Merger, or any public disclosures by the defendants related to the foregoing.

(a)(2)-(3)	The information set forth in the Offer to Purchase and the Supplement under the captions "The Tender Offer — Acceptance for Payment and Payment for Shares," "The Tender Offer — Certain Conditions of the Offer," and "The Tender Offer — Certain Legal Matters" is incorporated herein by reference.

(a)(4)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" and "The Tender Offer — Certain Legal Matters" is incorporated herein by reference.

(a)(5)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Certain Legal Matters" is incorporated herein by reference.

ITEM 12	EXHIBITS.

(a)(1)(xiv)	Supplement to Offer to Purchase, dated March 9, 2005.

(a)(5)(vi)	Consolidated Amended Class Action Complaint of Ronald Zappolla, Mirfred Partners LLC and Walter Sloboda against Genencor International, Inc., et al., Consolidated C.A. No. 1052-N, filed in the Court of Chancery of the State of Delaware on February 24, 2005.

(a)(5)(vii)	Memorandum of Understanding dated March 9, 2005 among counsel to the parties to the Consolidated Delaware Action.

ITEM 13	INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2	Terms of the Transaction

(e)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

(f)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Certain Agreements Relating to the Offer and the Merger," "Special Factors — Transactions and Arrangements Concerning the Shares" and "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

Item 4	Terms of the Transaction

(c)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" and "Special Factors — Certain Agreements Relating to the Offer and the Merger" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Fees and Expenses" is incorporated herein by reference.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(c)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Background of the Offer," "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger," "Special Factors — Certain Agreements Relating to the Offer and the Merger" and "Special Factors — Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors - Certain Agreements Relating to the Offer and the Merger" and "The Tender Offer - Procedure for Tendering Shares" is incorporated herein by reference.

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors — The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

(c)(8)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors

— The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

Item 7	Purposes, Alternatives, Reasons and Effects

(a)-(c)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Background of the Offer," "Special Factors — Purpose and Structure of the Offer and the Merger; Reasons of Danisco for the Offer and the Merger" and "Special Factors — The Merger; Plans for Genencor after the Offer and the Merger; Certain Effects of the Offer and Merger" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger," "Special Factors — Appraisal Rights" and "Tender Offer — Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

Item 8	Fairness of the Transaction

(a) and (b)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

(c)-(e)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Recommendation of the Special Committee; Fairness of the Offer and the Merger," "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" and "The Tender Offer — Certain Conditions of the Offer" is incorporated herein by reference.

(f)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Background of the Offer" and "Special Factors — Purpose and Structure of the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)-(c)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Recommendation of the Special Committee; Fairness of the Offer and the Merger", "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" and "Special Factors — Reports, Opinions and Appraisals" is incorporated herein by reference.

Item 10	Source and Amount of Funds and Other Consideration

The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Fees and Expenses" is incorporated herein by reference.

Item 12	The Solicitation or Recommendation

(d)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Certain Agreements Relating to the Offer and the Merger," "Special Factors — Security Ownership of Certain Beneficial Owners" and "Special Factors — Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e)	The information set forth in the Offer to Purchase and the Supplement under the captions "Special Factors — Recommendation of the Special Committee; Fairness of the Offer and the Merger" and "Special Factors — Position of the Bidder Group Regarding the Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 13	Financial Information

(a)	The information set forth in the Offer to Purchase and the Supplement under the caption "The Tender Offer — Certain Information Concerning Genencor" is incorporated herein by reference.

In addition to the foregoing amendments, the last sentence of the second full paragraph on page 17 of the Offer to Purchase as filed on EDGAR is amended and restated as follows:

In July 2004, the MDCC approved amendments to the existing employment agreements of Genencor's executive officers to, among other things, provide that the executive officers would be eligible for a "transaction bonus" under this new transaction bonus pool. See "Special Factors — Interests of Certain Persons in the Offer."

(In the Offer to Purchase as filed on EDGAR, the cross-reference at the end of this sentence was omitted and certain text appeared in bold face, both of which were inadvertent typographical errors. These errors did not appear in the printed copy of the Offer to Purchase mailed to Genencor stockholders.)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S
By: /s/ Alf Duch-Pedersen
______________________________________
Name: Alf Duch-Pedersen
Title: Chief Executive Officer

By: /s/ Søren Bjerre-Nielsen
______________________________________
Name: Søren Bjerre-Nielsen
Title: Chief Executive Vice President, Chief Financial Officer
DANISCO HOLDING USA INC.
By: /s/ Jørgen Rosenlund
______________________________________
Name: Jørgen Rosenlund
Title: Vice President/Group General Counsel
DH SUBSIDIARY INC.
By: /s/ Jørgen Rosenlund
______________________________________
Name: Jørgen Rosenlund
Title: Vice President/Group General Counsel
A/S PSE 38 NR. 2024
By: /s/ Alf Duch-Pedersen
______________________________________
Name: Alf Duch-Pedersen
Title: Chief Executive Officer

By: /s/ Søren Bjerre-Nielsen
______________________________________
Name: Søren Bjerre-Nielsen
Title: Executive Vice President, Chief Financial Officer

Date: March 9, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(xiv)	Supplement to Offer to Purchase, dated March 9, 2005.
(a)(5)(vi)	Consolidated Amended Class Action Complaint of Ronald Zappolla, Mirfred Partners LLC and Walter Sloboda against Genencor International, Inc., et al., Consolidated C.A. No. 1052-N, filed in the Court of Chancery of the State of Delaware on February 24, 2005.
(a)(5)(vii)	Memorandum of Understanding dated March 9, 2005 among counsel to the parties to the Consolidated Delaware Action.